UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

07.29.2016

January – June 2016

Results: BBVA Earns €1.83 billion

in First Half of the Year

•	Gross income hit an all-time high in the quarter, reaching €6.45 billion (+8.8% y-o-y). Between January and June, it stood at €12.23 billion (+5.9%)

•	Risks: As of June the Group’s NPL ratio improved to 5.1%, reaching the level of December 2012. Coverage remained stable in the quarter at 74%

•	Capital: BBVA reached a fully-loaded CET1 ratio of 10.71%, after generating 17 basis points during the quarter, progressing toward its goal of 11% by 2017

•	Organization: The new structure is more agile and accelerates BBVA’s transformation. The geographies report to the CEO, while Customer Solutions incorporates key functions related to the offering of products and services

Between April and June the BBVA Group posted the highest quarterly profit of the last 12 months, with €1.12 billion, up 58.4% from the previous quarter. Net attributable profit for the first half of the year stood at €1.83 billion, down 33.6% from the same period in 2015, due to the impact of exchange rates and the lack of corporate operations. Stripping out these two factors, profit grew 5.8% y-o-y.

“The profit growth rate picked up during the second quarter and we are very much on track to reach our goal of 11% capital ratio in 2017. In short, this is a solid set of results,” said BBVA CEO Carlos Torres Vila.

From this point forward, all rates of variation are affected by the change resulting from the incorporation of Catalunya Banc in April 2015 and the effects of the acquisition of an additional 14.89% stake of Turkey’s Garanti, which has been incorporated into the financial statements using the full integration method since Q3-15.

07.29.2016

BBVA’s first-half results proved once again the group’s ability to generate high income within a context of historically low interest rates in developed markets. In the first six months of 2016, the Group saw a solid performance of recurring revenues (net interest income and fees and commissions), lower loan-loss provisions and the results of a cost-containment effort, although costs remained affected by the integration of Catalunya Banc.

Net interest income stood at €8.37 billion between January and June 2016, up 11.2% from the same period of the previous year (+26.1% at constant exchange rates). Growth was bolstered by sustained activity levels in emerging markets. On the other hand, fees and commissions grew 6.0% y-o-y (+16.2% stripping out currency impact) over the same period.

Gross income stood at €12.23 billion, up 5.9% y-o-y (+18.2% at constant exchange rates). Recurring revenues (net interest income plus fees and commissions) were the key drivers of this growth.

During the second quarter, gross income posted an all-time high of €6.45 billion, an increase of 8.8% compared to the same period of 2015 (+21.2% at constant exchange rates). NTI results grew 26.0% (+36.7% stripping out the impact of currencies) compared to Q2-15. This heading recorded gross capital gains resulting from the Visa Europe operation (€225 million). Additionally, this quarter added revenues from Telefónica and CNCB dividends, as well as the contribution to the European Single Resolution Fund (€-122 million). This last contribution was booked during the second quarter, while last year it was made in the fourth quarter.

Operating expenses in the first half of 2016 grew 10.8% y-o-y (+21.1% at constant exchange rates). Once again, this increase was due to costs related to Catalunya Banc’s integration (unlike the same period a year earlier, this affects the whole of H1-16), high inflation in certain geographies and the negative effect of the depreciation of exchange rates over cost items denominated in dollars and euros. During the second quarter, however, the cost-containment effort was noticeable. Thus, the efficiency ratio at the end of June stood at 51.8%, virtually in line with December reading and at very competitive levels compared to the average of the European peer group (70.8%). Keeping into account the effect of the acquisition of Garanti, operating income for the first half of 2016 came to €5.9 billion (+1.1% y-o-y, +15.2% at constant exchange rates).

The bank’s risk indicators continued to improve. The NPL ratio dropped for the fourth consecutive quarter and recovered December 2012 levels, ending June at 5.1%, compared to 5.3% in March. Coverage ratio remained stable at 74%.

In terms of capital adequacy, BBVA remained on track to meet its 11% CET1 fully-loaded ratio goal in 2017. During the second quarter of 2016, BBVA generated 17 basis points of capital, pushing the ratio to 10.71% at the end of June. The phased-in CET1 ratio closed at 12.03%, well above the 9.75%-level set by the regulator. BBVA’s fully-loaded leverage ratio at the end of the first-half was 6.4%, the second highest among its European peer group.

07.29.2016

Regarding the bank’s activity, at the end of June, gross lending reached €433.27 billion, up 10.2% from a year ago. Customer deposits grew 11.7% compared to June 2015, reaching €406.28 billion.

Below you may find the y-o-y rates of change corresponding to the main items on the income statement, considering the Garanti stake in homogeneous terms (as if it had been incorporated by the full integration method since January 1, 2015). In this context, net interest income dropped 4.9% y-o-y during the first half of the year (+7.9% stripping out currency impact), while gross income fell 6.5% (+4.6% at constant exchange rates). On the other hand, operating income dropped 12.1% compared to the same period of the previous year (+0.2% excluding currency impact).

Transformation of the bank

BBVA is moving steadily in its transformation. As part of this journey, the Group has simplified its structure to accelerate its strategic project. The main changes are: geographies report to the CEO and Customer Solutions incorporates key functions related to the offering of products and services.

Back to the bank’s business evolution, BBVA continued growing its digital customer base. At the end of June 2016, customers engaging with the bank through digital channels topped 16.4 million (21% more than in June 2015). Of these, 10.2 million were mobile customers, up 45%.

The bank aims to boost digital sales across all franchises, a trend that is starting to show in many of them. For example, in the U.S., the percentage of transactions through digital channels over total transactions rose to 20.1% as of June 2016 vs. 9.3% in 2015. Other geographies where the boost in digital sales is evident are Spain, with digital sales representing 14.7% of total transactions, South America (+14.3%), Mexico (+12.3%) and Turkey (+23.9%).

07.29.2016

The main highlights of each business area are detailed below.

The y-o-y comparison of the banking activity in Spain has been affected by the incorporation of Catalunya Banc in April 2015. Once again, the area showed great resilience in a complex environment. In the second quarter, the reduction in the cost of financing allowed net interest income to increase 3.4%, compared to the previous quarter. However, in cumulative terms, this heading declined 1.9% y-o-y. Cost-containment efforts between April and June helped keep this item stable compared to the first quarter. NTI results dropped 42.1% and it also added a negative impact from the contribution to the Single Resolution Fund. Impairment losses on financial assets declined 34.4% in y-o-y terms, while the NPL ratio continued to improve gradually, reaching 6% (vs. 6.4% in March), with coverage ratio of 60%. In the first six months of 2016 the area earned €619 million, down 15.3% y-o-y.

In terms of business activity, lending had a 0.4% growth between January and June. New mortgages grew 22% in y-o-y terms, while consumer lending jumped 45% and commercial loans increased 10% (figures excluding Catalunya Banc).

The real-estate activity in Spain continued to reduce its net exposure to the sector by 13.3% y-o-y to €11.4 billion at the end of June. Lower provisions helped to narrow losses by 30.6% to €-209 million from January through June.

First-half results for BBVA Spain -combining banking activity and the real estate business- came to €410 million.

To better explain the trend of business areas that use a currency other than the euro, the exchange rates described below refer to constant exchange rates.

In the United States, a solid behavior of recurring revenues in the first half of the year was a key driver of the slight improvement in gross income. It is also worth mentioning the recovery in commissions during the second quarter vs. the first quarter of 2016. Impairment losses on financial assets dropped significantly between April and June (-41.3%) compared to the first three months of the year. In Q1-16 the bank had anticipated provisions ahead of a worsening in the credit quality of the energy sector. The NPL ratio stood at 1.6% at the end of June. The U.S. business area earned €178 million during the first half of 2016, down 35.5% y-o-y. BBVA Compass passed, for third consecutive year, the Comprehensive Capital Analysis and Review (CCAR). This means that the institution boasts a solid capital plan, allowing it to operate in a scenario of economic stress.

Turkey’s earnings (in homogeneous terms) reflect the notable strength of recurring revenues (interest income plus fees and commissions). This positive trend was once again supported by buoyant activity in the quarter, with double-digit y-o-y growth rates both in lending (+12.9%) and customer funds (+14.2%). A moderate growth in expenses compared to revenues helped the operating income to grow 29.4%. The NPL ratio improved to 2.7% at the end of Q2-16. Net attributable profit in Turkey in the first half of the year jumped 31.8% y-o-y to €324 million.

07.29.2016

Mexico continued posting high growth rates in the quarter both in lending (+14.2% year-on-year) and customer funds (+12.0%). The solid behavior in net interest income (+11.8% y-o-y) and fees and commissions (+9.7%) drove gross income growth (+10.9%). Cost-containment efforts helped keep growth in expenses below growth in revenues, boosting the operating income growth rate to 12%. In terms of credit quality, the area posted positive results, with the NPL ratio dropping to 2.5% from 2.8% a year ago. Once again, BBVA’s earnings in Mexico between January and June 2016 grew at double digit rates (+10.6% y-o-y), reaching €968 million.

Activity in South America also grew at double-digit rates, both in terms of lending and customer funds. Once again, this dynamism drove net interest income higher. Regarding other sources of income, both commissions and NTI showed a robust performance. The area recorded significant advances in gross income (14.2%) and in operating income (10.6%). The NPL ratio increased slightly, but continued at low levels (2.7%). Net attributable profit grew 7.1% y-o-y, reaching €394 million.

Contact details:

BBVA Corporate Communications

Tel. +34 91 537 61 14

comunicacion.corporativa@bbva.com

For more financial information about BBVA, please visit:

https://shareholdersandinvestors.bbva.com/

For more BBVA news visit: http://info.bbva.com/

07.29.2016

About BBVA

BBVA is a customer-centric global financial services group founded in 1857. The Group is the largest financial institution in Spain and Mexico and it has leading franchises in South America and the Sunbelt Region of the United States; and it is also the leading shareholder in Garanti, Turkey’s biggest bank for market capitalization. Its diversified business is focused on high-growth markets and it relies on technology as a key sustainable competitive advantage. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture. It operates with the highest integrity, a long-term vision and applies the best practices. The Group is present in the main sustainability indexes.

07.29.2016

BBVA Group highlights

(Consolidated figures)

	30-06-l6	Δ%	30-06-15	31-12-15
Balance sheet (million euros)
Total assets	746,040	8.3	689,071	750,078
Loans and advances to customers (gross)	433,268	10.2	393,159	432,855
Deposits from customers	406,284	11.7	363,639	403,362
Other customer funds	130,116	(2.0)	132,783	131,822
Total customer funds	536,400	8.1	496,422	535,184
Total equity	55,962	9.7	50,997	55,439
Income statement (million euros)
Net interest income	8,365	11.2	7,521	16,426
Gross income	12,233	5.9	11,554	23,680
Operating income	5,901	1.1	5,836	11,363
Income before tax	3,391	11.3	3,046	5,879
Net attributable profit	1,832	(33.6)	2,759	2,642
The BBVA share and share performance ratios
Number of shares (millions)	6,480	2.8	6,305	6,367
Share price (euros)	5.06	(42.4)	8.79	6.74
Earning per share (euros)	0.27	(35.2)	0.41	0.38
Book value per share (euros)	7.35	(6.0)	7.82	7.47
Tangible book value per share (euros)	5.81	(8.6)	6.36	5.85
Market capitalization (million euros)	32,817	(40.8)	55,436	42,905
Yield (dividend/price; %)	7.3	73.1	4.2	5.5
Significant ratios (%)
ROE (net attributable profit/average shareholders’ funds)	7.2		9.5	5.2
ROTE (net attributable profit/average shareholders’ funds excluding intangible assets)	8.9		11.6	6.4
ROA (net income/average total assets)	0.67		0.77	0.46
RORWA (net income/average risk-weighted assets)	1.25		1.45	0.87
Efficiency ratio	51.8		49.5	52.0
Cost of risk	0.92		1.16	1.06
NPL ratio	5.1		6.1	5.4
NPL coverage ratio	74		72	74
Capital adequacy ratios (%) (1)
CET1	12.0		12.3	12.1
Tier I	12.7		12.3	12.1
Total capital ratio	15.7		15.5	15.0
Other information
Number of shareholders	939,683	(0.1)	940,619	934,244
Number of employees (2)	137,310	20.2	114,228	137,968
Number of branches (2)	9,153	12.5	8,135	9,145
Number of ATMs (2)	30,958	25.5	24,668	30,616

General note: Since the third quarter of 2015, the total stake in Garanti is consolidated by the full integration method. For previous periods, the financial information provided in this document is presented integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).

(1)	The capital ratios are calculated under CRD IV from Basel III regulation applying a 60% phase in for 2016 and a 40% for 2015.
(2)	Includes Garanti since the third quarter 2015.

07.29.2016

Consolidated income statement: quarterly evolution (1)

(Million euros)

	2016		2015
	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	4,213	4,152	4,415	4,490	3,858	3,663
Net fees and commissions	1,189	1,161	1,263	1,225	1,140	1,077
Net trading income	819	357	451	133	650	775
Dividend income	257	45	127	52	194	42
Share of profit or loss of entities accounted for using the equity method	(6)	7	(16)	3	18	3
Other operating income and expenses	(26)	66	(94)	76	62	73
Gross income	6,445	5,788	6,146	5,980	5,922	5,632
Operating expenses	(3,159)	(3,174)	(3,292)	(3,307)	(2,942)	(2,776)
Personnel expenses	(1,655)	(1,669)	(1,685)	(1,695)	(1,538)	(1,460)
Other administrative expenses	(1,158)	(1,161)	(1,268)	(1,252)	(1,106)	(1,024)
Depreciation	(345)	(344)	(340)	(360)	(299)	(291)
Operating income	3,287	2,614	2,853	2,673	2,980	2,857
Impairment on financial assets (net)	(1,077)	(1,033)	(1,057)	(1,074)	(1,089)	(1,119)
Provisions (net)	(81)	(181)	(157)	(182)	(164)	(230)
Other gains (losses)	(75)	(62)	(97)	(127)	(123)	(66)
Income before tax	2,053	1,338	1,544	1,289	1,604	1,442
Income tax	(557)	(362)	(332)	(294)	(429)	(386)
Net income from ongoing operations	1,496	976	1,212	995	1,175	1,056
Results from corporate operations (2)	—	—	4	(1,840)	144	583
Net income	1,496	976	1,215	(845)	1,319	1,639
Non-controlling interests	(373)	(266)	(275)	(212)	(97)	(103)
Net attributable profit	1,123	709	940	(1,057)	1,223	1,536
Net attributable profit excluding corporate operations	1,123	709	936	784	1,078	953
Earning per share (euros)	0.17	0.10	0.14	(0.17)	0.18	0.23
Earning per share (excluding corporate operations; euros)	0.17	0.10	0.14	0.11	0.16	0.14

(1)	From the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method. For previous periods, Garantis revenues and costs are integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).
(2)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti, the impact of the sale of BBVA’s 29.68% stake in CIFH and the badwill from the CX operation.

07.29.2016

Consolidated income statement (1)

(Million euros)

	1H16	Δ%	Δ% at constant exchange rates	1H15
Net interest income	8,365	11.2	26.1	7,521
Net fees and commissions	2,350	6.0	16.2	2,216
Net trading income	1,176	(17.5)	(9.6)	1,425
Dividend income	301	27.6	28.9	236
Share of profit or loss of entities accounted for using the equity method	1	(94.0)	(91.5)	21
Other operating income and expenses	40	(70.2)	(72.8)	135
Gross income	12,233	5.9	18.2	11,554
Operating expenses	(6,332)	10.8	21.1	(5,718)
Personnel expenses	(3,324)	10.9	20.2	(2,998)
Other administrative expenses	(2,319)	8.9	21.6	(2,130)
Depreciation	(689)	16.7	24.2	(590)
Operating income	5,901	1.1	15.2	5,836
Impairment on financial assets (net)	(2,110)	(4.4)	5.3	(2,208)
Provisions (net)	(262)	(33.4)	(26.1)	(394)
Other gains (losses)	(137)	(27.2)	(28.8)	(188)
Income before tax	3,391	11.3	31.9	3,046
Income tax	(920)	12.8	36.8	(815)
Net income from ongoing operations	2,471	10.8	30.2	2,231
Results from corporate operations (2)	—	—	—	727
Net income	2,471	(16.5)	(5.9)	2,958
Non-controlling interests	(639)	220.3	283.3	(200)
Net attributable profit	1,832	(33.6)	(25.5)	2,759
Net attributable profit excluding corporate operations	1,832	(9.8)	5.8	2,031
Earning per share (euros)	0.27			0.41
Earning per share (excluding corporate operations; euros)	0.27			0.30

(1)	From the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti’s revenues and costs are integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).
(2)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB and the badwill from the CX operation.

07.29.2016

Evolution of the consolidated income statement with Turkey in comparable terms (1)

(Million euros)

	1H16	Δ%	Δ% at constant exchange rates
Net interest income	8,365	(4.9)	7.9
Net fees and commissions	2,350	(6.4)	3.1
Net trading income	1,176	(13.5)	(5.4)
Other income/expenses	343	(18.2)	(18.4)
Gross income	12,233	(6.5)	4.6
Operating expenses	(6,332)	(0.7)	9.1
Operating income	5,901	(12.1)	0.2
Impairment on financial assets (net)	(2,110)	(12.8)	(3.7)
Provisions (net) and other gains (losses)	(400)	(31.2)	(26.9)
Income before tax	3,391	(8.6)	7.6
Income tax	(920)	(3.1)	16.4
Net income from ongoing operations	2,471	(10.4)	4.6
Results from corporate operations (2)	—	n.m.	n.m.
Net income	2,471	(29.1)	(20.0)
Non-controlling interests	(639)	2.8	18.9
Net attributable profit	1,832	(36.0)	(28.2)
Net attributable profit excluding corporate operations	1,832	(14.3)	0.4

(1)	Variations taking into account the financial statements of Garanti Group calculated by the full integration method since January 1, 2015, without involving a change of the data already published.
(2)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB and the badwill from the CX operation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 29, 2016		/s/ María Ángeles Peláez
	Name:	María Ángeles Peláez
	Title:	Authorized Representative